April 5, 2019

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Mill City Ventures III, Ltd.—File No. 814-00991
        Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Mill City Ventures III, Ltd., a Minnesota corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, are the following:

1. a copy of the fidelity bond binder ensuring coverage for the Company, which includes a statement as to the period for which premiums have been paid; and

2. a certificate of the Chief Executive Officer of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (952) 479-1921.

Very truly yours,

Mill City Ventures III, Ltd.

  /s/ Douglas M. Polinsky

Douglas M. Polinsky
Chief Executive Officer

MILL CITY VENTURES III, LTD.
OFFICER CERTIFICATE

THE UNDERSIGNED, Douglas M. Polinsky, Chief Executive Officer of Mill City Ventures III, Ltd., a Minnesota corporation, does hereby certify that:

1. This Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of an extension of the term of the corporation's existing fidelity bond (with an affiliate of AIG as the insurer), and to provide a copy of the binder ensuring coverage for the corporation under such fidelity bond (extended through March 25, 2020), pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this Officer Certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Executive Officer of the corporation, and has custody of the corporate records of the corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the text of resolutions approved by the Board of Directors of the corporation, including a majority of the Board of the Directors who are not "interested persons" of the corporation, approving the fidelity bond.

4. The premiums for the extension of the existing fidelity bond and the new fidelity bond have been paid for.

5. A copy of the binder evidencing the extension of fidelity bond coverage through March 25, 2020 is attached hereto as Exhibit B.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 5th day of April 2019.

 /s/ Douglas M. Polinsky
DOUGLAS M. POLINSKY
Chief Executive Officer

EXTENSION OF FIDELITY BOND

WHEREAS, Section 17(g) of the 1940 Act and Rule 17(g)-1 thereunder requires, among other things, Mill City Ventures III, Ltd. (the "Corporation") to obtain a fidelity bond with a reputable fidelity insurance company to safeguard the Corporation's investment securities;

WHEREAS, the existing fidelity bond of the Corporation expires on March 25, 2019 (the insurer for which is an affiliate of AIG), and the officers of the Corporation have determined to bind fidelity bond coverage to extend the term of the fidelity bond through March 25, 2020 so as to avoid any lapse in bonding coverage;

WHEREAS, legal counsel to the Corporation has advised management and the Board of Directors of the Corporation (the "Board") that the coverage amount contained in the proposed renewed fidelity bond is sufficient to comply with the minimum requirements of Rule 17(g)-1 under the 1940 Act;

WHEREAS, legal counsel has further advised the Board on other facts and circumstances that may affect the Board's evaluation of the sufficiency of the fidelity bond coverage included within the proposed renewal;

WHEREAS, the Board has, in a meeting held in person, discussed such other facts and circumstances, including without limitation (i) the value of the aggregate assets of the Corporation to which any covered person may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Corporation, (iii) the nature of the securities in the portfolio of the Corporation; (iv) the personal knowledge of the directors regarding management; (v) the fact that the size of the portfolio of the Corporation is on the smaller end of the bond amount range under Rule 17g-1; (vi) certain of the Corporation's prior investments have been and are in the process of being liquidated; and

WHEREAS, based upon the foregoing, the Board, believes it is in the best interests of the Corporation to approve the extension of the fidelity bond for which coverage has proposed to be bound, in compliance with the above-referenced legal requirements;

NOW, THEREFORE, BE IT HEREBY RESOLVED: that the Board authorizes and directs the officers of the Corporation to procure the extension of the Corporation's existing fidelity bond through March 25, 2020, pay the required premiums, and execute and deliver all documents required to secure the fidelity bond; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to execute and deliver any and all such other documents and instruments, and perform such other actions, as they may in their discretion deem necessary or appropriate in order to effectuate the intent of each of the foregoing resolutions; that all actions heretofore taken by the officers of the Corporation with respect to or in connection with any of the matters described above are ratified, approved and confirmed in all respects.

Exhibit B

National Union Fire Insurance Company of Pittsburgh, Pa.
80 Pine Street
New York, NY 10005
(212) 458-5000



BINDER OF INSURANCE CONFIRMATION LETTER

March 21, 2019

BLAKE WILDER
ALLIANT INSURANCE SERVICES, INC.
320 W 57TH ST. 2ND FL
NEW YORK, NY 10019-3302

Insured:	**MILL CITY VENTURES III, LTD.** **1907 WAYZATA BLVD, #2005** **WAYZATA, MN 55391**
Insurance Carrier:	**NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.** **175 WATER STREET, NEW YORK, NY, 10038-4969**
Policy:	**FIDELITY BOND FORM 14** **TAB #: 1680747, SUBMISSION #: 27820085** **POLICY #: 01-263-23-90** **REPLACEMENT OF POLICY #: 1-354-29-51** **POLICY PERIOD: FROM 03/25/2019 TO 03/25/2020**

Dear BLAKE:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Binder for accuracy and contact the Insurer **prior to the effective date** of policy coverage of any inaccuracy(ies) found within the issued Binder. If the Insurer does not hear from you prior to the effective date of policy coverage it will be understood that the Binder has been accepted as an accurate description of the agreed upon terms of coverage.

IMPORTANT POLICY ISSUANCE VERIFICATION

A policy will be issued with the name and address of the Insured exactly as referenced in the "Policy Information" Section of this Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	MILL CITY VENTURES III, LTD.
INSURED'S ADDRESS:	1907 WAYZATA BLVD, #2005 WAYZATA, MN 55391
TYPE OF POLICY:	Fidelity Bond Form 14

BASIC FORM: TSB 5062c (05/11)

INSURANCE COMPANY: National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER: 01-263-23-90

EFFECTIVE DATE: 03/25/2019 **EXPIRATION DATE:** 03/25/2020

Single Loss Coverage Forms	Limit of Liability	Single Loss Deductible
Insuring Agreement A, B, C and F	$1,000,000	$50,000
Insuring Agreement D	$1,000,000	$50,000
Computer Systems	$1,000,000	$50,000
Audit Expense	$75,000	$5,000
Reportable Loss Threshold	$25,000	
Offices Not Covered	Not Applicable	

Aggregate Limit	$2,000,000
Premium	$6,490
Commission	15.00 %

OTHER TERMS: Per Insurer quote/indication letter dated 02/19/2019 except as indicated below.

PREMIUM: $6,490

Important Conditions of Binder: See Below

ENDORSEMENTS

The following endorsements will be added to the basic policy:

#	Form #	Ed Dt	Title
1	99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
2	115906	10/13	PROTECTED INFORMATION EXCLUSION
3	119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
4	101776	06/09	AMEND EXCLUSION (J) - RICO RIDER (ALLEGED TO ADJUDICATED)
5	101779	04/17	AUDIT EXPENSE RIDER $75k limit; $5k deductible
6	101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
7	101918	06/09	CENTRAL HANDLING OF SECURITIES RIDER All depositories used by the Insured
8	101797	06/09	CLAIMS EXPENSE RIDER $50k limit; $5k deductible
9	101798	06/09	INSURING AGREEMENT (F) - COUNTERFEIT CURRENCY AMENDED RIDER

10	122765	11/16	EMPLOYEE DEFINITION AMENDED RIDER (LISTING)
			#'s 6, 8, 9, 11, 12, 13, 17, and 18
11	118486	10/14	EXCLUSION T AMENDED
12	121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL
			$1m limit; $25k deductible
13	101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)
			15%
14	101793	06/09	GENERAL AGREEMENT D AMENDED RIDER
15	119002	03/15	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE)
			$250k limit; $50k deductible
16	109203	08/11	INSURING AGREEMENT (A) - FIDELITY AMENDED RIDER (_AND_ TO _OR_ EXCEPT LOANS AND-OR TRADING)
17	109208	08/11	PRIOR DISHONESTY RIDER
			$10,000
18	118483	04/17	SECTION 6 - SECURITIES AMENDED
19	101820	06/09	STOP PAYMENT LIABILITY RIDER
			$100k limit; $5k deductible
20	101822	06/09	UNAUTHORIZED SIGNATURES RIDER
			$250k limit; $10k deductible
21	111596	09/12	UNCERTIFICATED SECURITIES RIDER
22	111581	09/12	COMPUTER CRIME COVERAGE RIDER
			$1m limit; $50k deductible for Computer Systems Fraud Data Processing Service Operations Telefacsimile Transfer Fraud Destruction of Data or Programs by Hacker Destruction of Data or Programs by Virus Voice Computer Systems Fraud
23	122493	10/16	INSURED DEFINITION AMENDED
24	SR 6339	10/17	ERISA FRAUD OR DISHONESTY
25	78859	10/01	FORMS INDEX ENDORSEMENT

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective

Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

Cathy Moore

CATHERINE MOORE
Underwriter
Financial Lines
913-495-3392

If you have any questions regarding this policy, or for any other service needs, please contact our AIG Broker Services:

Monday-Friday 9:00 AM - 6:00 PM Eastern
Telephone: 1-877-TO-SERVE or (877)867-3783
E-mail: TOSERVE@aig.com
Fax: (800) 315-3896   *Raising the bar with commitment to quality*
